

May 27, 2015

Gregory B. Maffei
President and Chief Executive Officer
Liberty Interactive Corporation
12300 Liberty Boulevard
Englewood, Colorado 80112

    Re: **Liberty Interactive Corporation**
            Form 10-K for Fiscal Year Ended December 31, 2014
            Response Dated May 6, 2015
            File No. 1-33982

Dear Mr. Maffei:

We have reviewed your May 6, 2015 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Notes to Consolidated Financial Statements

(10) Debt, page II-60

1. You state that QVC's indebtedness does have certain restrictions on its ability to make dividends, loans or distributions to Liberty, but only upon default on the senior notes or an increase in the consolidated leverage ratio above the consolidated leverage ratio imposed by the senior secured notes and credit facility. Please tell us whether QVC would be in default of its credit facility if it paid an amount of dividends to Liberty resulting in the leverage ratio to exceed 3.25 to 1. If so, explain why the leverage ratio does not result in a portion of QVC's net assets being considered restricted pursuant to Rule 4-08(e)(3) of Regulation S-X. In addition, please tell us: (i) the amount of restricted net assets of consolidated subsidiaries and your equity in the undistributed earnings of investments accounted for by the equity method as of September 30, 2014 and how you computed the amount; (ii) your consideration of providing the disclosures required by

Rule 4-08(e)(3)(i) and (ii) of Regulation S-X; and (iii) your consideration of providing the condensed financial information prescribed by Rule 12-04 of Regulation S-X in accordance with Rule 5-04 of Regulation S-X.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or me at (202) 551-3344 with other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief